Exhibit 5.1

[Letterhead of Simpson Thacher & Bartlett LLP]

September 27, 2019

Allegion plc

Block D, Iveagh Court

Harcourt Road, Dublin 2

Ireland

Ladies and Gentlemen:

We have acted as U.S. counsel to Allegion plc, an Irish public limited company (the “Company”), and Allegion US Holding Company Inc., a Delaware corporation (the “Guarantor”), in connection with the Registration Statement on Form S-3 (File No. 333-225019) (the “Registration Statement”) filed by the Company and the Guarantor with the U.S. Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended, relating to the issuance by the Company of $400,000,000 aggregate principal amount of its 3.500% Senior Notes due 2029 (the “Notes”) and the issuance by the Guarantor of the Guarantee (as defined below) with respect to the Notes.

We have examined the Registration Statement, the Underwriting Agreement, dated September 19, 2019 (the “Underwriting Agreement”), among the Company, the Guarantor and the several underwriters named therein pursuant to which such underwriters have agreed to purchase the Notes issued by the Company and unconditionally guaranteed by the Guarantor, the Indenture, dated as of October 2, 2017 (the “Base Indenture”), among the Company, the Guarantor and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as

Allegion plc	September 27, 2019

supplemented by the third supplemental indenture, dated as of September 27, 2019 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), and a duplicate of the global note representing the Notes and the guarantee whose terms are set forth in the Indenture (the “Guarantee”). In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and the Guarantor and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indenture is the valid and legally binding obligation of the Trustee.

In rendering the opinions set forth below, we have assumed further that (1) the Company is validly existing and in good standing under the law of the jurisdiction in which it is organized and has duly authorized, executed, issued and delivered the Underwriting Agreement, the Indenture and the Notes, as applicable, in accordance with its organizational documents and the law of the jurisdiction in which it is organized, (2) the execution, issuance, delivery and performance by the Company of the Underwriting Agreement, the Indenture and the Notes, as applicable, do not constitute a breach or violation of its organizational documents or violate the law of the jurisdiction in which it is organized or any other jurisdiction (except that no such

Allegion plc	September 27, 2019

assumption is made with respect to the law of the State of New York, the federal law of the United States or the Delaware General Corporation Law) and (3) the execution, issuance, delivery and performance by the Company and the Guarantor of the Underwriting Agreement, the Indenture, the Notes and its Guarantee, as applicable, do not constitute a breach or default under any agreement or instrument which is binding upon the Company or the Guarantor.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1.

Assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the provisions of the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

2.

Assuming due authentication of the Notes by the Trustee and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantee will constitute a valid and legally binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms.

Our opinions set forth above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), (iii) an implied covenant of good faith and fair dealing and (iv) the effects of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights. In addition, we express no opinion as to the validity, legally binding effect or enforceability of (i) the waiver of rights and defenses contained in Sections 115 and 514 of the Base Indenture or (ii) Section 110 of the Base Indenture and Section 304 of the Third Supplemental Indenture relating to severability of provisions of the Indenture.

Allegion plc	September 27, 2019

In connection with Section 117 of the Base Indenture whereby the parties submit to the jurisdiction of the courts of the United States of America for the Southern District of New York, we note the limitations of 28 U.S.C. Sections 1331 and 1332 on subject matter jurisdiction of the U.S. federal courts. In connection with the provisions of Section 117 of the Base Indenture which relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under N.Y.C.P.L.R. Section 510 a New York State court may have discretion to transfer the place of trial, and under 28 U.S.C. Section 1404(a) a United States District Court has discretion to transfer an action from one U.S. federal court to another. We also note that the recognition and enforcement in New York State courts or U.S. federal courts sitting in the State of New York of a foreign judgment obtained against the Company and the Guarantor is subject to the Uniform Foreign Money Judgments Recognition Act (53 C.P.L.R. § 5301 et. seq.).

We do not express any opinion herein concerning any law other than the law of the State of New York, the federal law of the United States and the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K of the Company filed with the Commission in connection with the offer and sale of the Notes by the Company and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP